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                                          1801 Century Park East, Suite 1600
                                          Los Angeles, California 90067-2367
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                                          www.troygould.com

                                 File No. 2210-4


                                                                November 7, 2008

VIA FEDEX AND EDGAR

Ms. Jennifer Hardy
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:      WORLD WASTE TECHNOLOGIES, INC.
         AMENDMENT NO. 1 TO PRELIMINARY INFORMATION STATEMENT ON SCHEDULE 14A FILED OCTOBER 15, 2008
         FILE NO. 001-11476

         FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
         FILED MARCH 31 2008
         FILE NO. 001-11476

         FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008
         FILED AUGUST 15, 2008
         FILE NO. 001-11476

Dear Ms. Hardy:

         On behalf of World Waste Technologies, Inc., a California corporation ("WORLD WASTE" or the "COMPANY"), we have enclosed for filing Amendment No. 2 ("AMENDMENT NO. 2") to the above referenced Preliminary Proxy Statement on
Schedule 14A (the "PROXY STATEMENT"), that was initially filed with the Securities and Exchange Commission (the "COMMISSION") on August 28, 2008. On a supplemental basis, we have also enclosed a copy of Amendment No. 2 that has been marked to show the changes that have been made to Amendment No. 1 to the Proxy Statement.

         By its letter dated October 24, 2008, the staff of the Commission (the "Staff") provided World Waste with additional comments on the Proxy Statement and on World Waste's Form 10-K and Form 10-Q. We have set forth below the responses of World Waste to the Staff's comments.

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Ms. Jennifer Hardy
November 6, 2008
Page 2


General
-------

1. We note your response to comment 2 in our letter dated September 25, 2008. Since World Waste's board of directors considered Vertex Nevada's financial projections and forecasts when making its decision to approve the merger and Livingstone reviewed these projections and forecasts in conjunction with issuing the fairness opinion, these projections and forecasts appear material and must be disclosed in the filing. Please revise accordingly.

         COMPANY RESPONSE
         ----------------

         The projections and forecasts have been included in the Proxy
         Statement.

2. Please clarify whether the funds to pay the $5 million distribution to Vertex Nevada will come from Vertex or World Waste.

         COMPANY RESPONSE

         The disclosure has been clarified.

3. Please note that we are still reviewing your response to comment 3 in our letter dated September 25, 2008. If necessary, we will issue a follow up comment on your response at a later date.

         COMPANY RESPONSE

         Noted.

Cover Page
----------

4.       Please clarify that Vertex is the acquiring company.

         COMPANY RESPONSE
         ----------------

         The requested clarification has been made.

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Ms. Jennifer Hardy
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Page 3


5. Please delete the information regarding Vertex Nevada's business since the cover page should be limited to the key aspects of the transaction.

         COMPANY RESPONSE
         ----------------

         The information regarding Vertex Nevada's business has been deleted from the cover page.

6.       Please disclose who Mr. Cowart is.

         COMPANY RESPONSE
         ----------------

         Disclosure regarding Mr. Cowart has been added.

7. In the first bullet on the second page where you discuss the approval of the merger, please cross-reference the anticipated modifications on page 10 since they would part of an approval of the merger.

         COMPANY RESPONSE

         The requested cross-reference has been added.

Summary of the Proxy Statement, page 5
--------------------------------------

The Merger, page 5
------------------

8. Please include the cash consideration and debt assumption consideration to be received in the merger. Please clarify in the Opinion of the Financial Advisor section what consideration Livingstone determined was fair. If it excluded the cash or debt assumption portions, please disclose this. We note your disclosure on page 37.

         COMPANY RESPONSE
         ----------------

         Disclosure regarding the cash consideration and debt assumption consideration to be received in the merger has been added to the summary.

         The cash consideration and debt assumption to be received in the merger is disclosed in the implied Enterprise Value calculation of the Opinion of the Financial Advisor of the Special Committee of World Waste's Board of Directors. Livingstone included both the cash consideration and debt assumption in its calculation of implied enterprise value. Livingstone determined that the $7.0 million in cash World Waste is paying for approximately 56% of Vertex Nevada was

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Ms. Jennifer Hardy
November 6, 2008
Page 4


fair. In addition, the assumption of up to $1.6 million in Vertex debt, the addition of $2.4 million in new long-term debt, working capital adjustments of $3.2 million, less the $5.0 million cash at closing were also factored into the implied enterprise value calculation based on the terms set forth in the merger agreement and Livingstone's assessment of World Waste's value immediately prior to the transaction.

The Merger, page 27
-------------------

General Description of the Merger, page 27
------------------------------------------

9. We note your revised disclosure in response to comment 11 in our letter dated September 25, 2008. However, please also briefly disclose why Vertex Nevada will assume up to $1.6 million of Vertex LP's indebtedness and other specified liabilities.

         COMPANY RESPONSE
         ----------------

         Disclosure as to why Vertex Nevada will assume up to $1.6 million of Vertex LP's indebtedness and other specified liabilities has been added.

Fairness Methodology, page 38
-----------------------------

10. We note your response to comment 19 in our letter dated September 25, 2008. Given the limited assets and operations of Vertex Nevada, it remains unclear how you determined certain of the companies listed should be included in your comparable company analysis for valuation purposes. For example, we note that the list includes Allied Waste Industries, Inc., Chevron Corp, and Exxon Mobil Corp, which appear to be clearly more significant than Vertex Nevada in terms of assets and operations. Please clearly disclose how it was determined which companies were similar.

         COMPANY RESPONSE
         ----------------

         Livingstone has informed us that it supports its original public comparable company valuation thesis of selecting a broad range of public comparable companies across four relevant sub-sectors (used oil aggregation/recycling, alternative energy, materials recycling, and oil refining) which it deemed comparable to Vertex Nevada's business model to arrive at a useful valuation metric for Vertex Nevada based on the breadth of companies analyzed, irrespective of the size and scale inherent in the publicly-traded companies involved in these respective sectors. Livingstone acknowledges, however, the differential in total assets and operational scale between Vertex Nevada and certain companies contained in the selected public comparable company universe.

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November 6, 2008
Page 5


         As a result, to simplify the comparable public company analysis, Livingstone has revised its public comparable company analysis to include only the three publicly-traded environmental services companies it deemed most comparable to Vertex Nevada (i.e., Clean Harbors Inc., Heritage-Crystal Clean, Inc., and Newalta Income Fund) with capabilities including waste oil aggregation, oil recycling and renewable energy production. It should also be noted that Livingstone considers Safety-Kleen, an environmental and waste management services firm involved in the treatment, recycling, re-refining, and destruction of hazardous and non-hazardous waste including used motor oil, would be considered the best public comparable company to Vertex Nevada, but that this company has apparently postponed its initial public offering indefinitely. The disclosure has been updated accordingly.

11. You disclose that Livingstone applied a 10% comparability discount to its findings to account for the size discrepancy. Please further expand your disclosure to state specifically what amount the 10% comparability discount was applied to and how they determined 10% was the appropriate discount percentage. For example, please clarify if the 10% comparability discount was applied to the enterprise values.

         COMPANY RESPONSE
         ----------------

         To account for the size discrepancy between Vertex Nevada and the revised selected public comparable companies with respect to total assets, enterprise value, and operating scale, Livingstone applied a 25% comparability discount to the aggregate mean enterprise value multiple of EBITDA of the three selected public comparable companies. The adjusted public comparable company valuation EBITDA multiple was then multiplied by Vertex Nevada's trailing twelve month EBITDA of $2.166 million to arrive at an implied enterprise value for Vertex Nevada.

         Livingstone determined 25% was the appropriate discount percentage based on Ibbotson's Valuation Edition, 2007, and the discount resided on the high end of a comparability discount range due to the limited assets and operations of Vertex Nevada relative to the public companies selected in the analysis. The disclosure has been updated accordingly.

12. Please disclose the TTM value used in the calculations for the fairness opinion analyses.

         COMPANY RESPONSE
         ----------------

         The trailing twelve month EBITDA value used in the fairness opinion analyses of $2.2 million for Vertex Nevada has been added to the disclosure.

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November 6, 2008
Page 6


l(b) Comparable Transaction Analysis, page 40
---------------------------------------------

13. In the Fairness Memorandum, we note that Livingstone considered several other transactions when performing this analysis. Please tell us why you did not include all transactions in the filing. Additionally, please also tell us why you did not include disclosure regarding the Valuation Summary and the Biogasification Asset Transfer Fairness Summary in the filing.

         COMPANY RESPONSE
         ----------------

         The transactions included in the filing contained publicly disclosed enterprise value multiples of EBITDA, which factored into Livingstone's implied precedent transaction enterprise value calculation for Vertex Nevada, while the other transactions excluded in the filing did not have publicly disclosed enterprise value multiple of EBITDA valuation terms, and as such, did not factor into the enterprise value calculation.

         Disclosures regarding the Valuation Summary and Bio-gasification Asset Transfer Fairness Summary have been added to the Proxy Statement.

Selected Unaudited Pro Forma Combined Financial Information, page 73
--------------------------------------------------------------------

14. We reissue comment 29 in our letter dated September 25, 2008. Please provide the historical, pro forma per share data, and equivalent pro forma per share data required by Item 3(f) of Part I.A. of the Form S-4, or tell us where it has been provided. Refer to Instruction 1 to
         Item 14 of Schedule 14A.

         COMPANY RESPONSE
         ----------------

         The requested disclosure has been added.

Management's Discussion and Analysis of Results of Operations and Financial
---------------------------------------------------------------------------
Conditions - Vertex Nevada, page 77
-----------------------------------

Components of Revenues and Expenses, page 77
--------------------------------------------

15. We reissue comment 30 in our letter dated September 25, 2008. Please provide a description of the types of items included in the costs of revenues line item, or tell us where it has been provided. It appears that the discussion of operating expenses is actually related to the expenses included in the cost of revenues line item. Please clarify. Your description of cost of revenues should include disclosures as to whether you include purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your

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Ms. Jennifer Hardy
November 6, 2008
Page 7


         distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please also disclose:

         o the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

         o that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

         COMPANY RESPONSE
         ----------------

         "Management's Discussion and Analysis of Results of Operations and Financial Condition" has been revised to replace "Operating Expenses" with "Cost of Revenues." This discussion in fact relates to cost of revenues and had incorrectly referenced operating expenses. We have revised the disclosure to include references to purchasing and receiving costs, inspection costs, and warehousing costs. Vertex Nevada does not have internal transfer costs, nor does it exclude any of these costs noted in the Staff's comment regarding cost of revenues.

Allocation of Expenses, page 79
-------------------------------

16. We note your response to comment 37 in our letter dated September 25, 2008. Please expand your disclosures to address each line item on your statements of operations, including revenues and cost of revenues. For each item included in each statement of operations line item, you should state whether the amount represents a direct income or expense of the carved-out operations or whether the amount has been allocated. Please also disclose how you determined whether or not the item is a direct income or expense of the carved-out operations. For each item allocated in the carve-out financial statements, please clearly disclose the allocation method used.

         COMPANY RESPONSE
         ----------------

         The requested disclosures have been added.

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Ms. Jennifer Hardy
November 6, 2008
Page 8


Results of Operations for the Fiscal Year Ended December 31, 2007 Compared to
-----------------------------------------------------------------------------
the Fiscal Year Ended December 31, 2006, page 82
------------------------------------------------

17. We reissue comment 31 in our letter dated September 25, 2008. Please expand your discussion of the results of operations for annual periods to also provide a discussion regarding cost of revenues and corresponding gross profit amounts. Refer to Item 303(a)(3)(ii) of Regulation S-K. In this regard, there appears to be a significant increase in the gross profit percentage from the fiscal year ended December 31, 2006 to the fiscal year ended December 31, 2007 related to the refining segment, which should be clearly explained.

         COMPANY RESPONSE
         ----------------

         We have expanded our discussion to provide a discussion regarding cost of revenues and gross margin and to clearly explain the increase in gross margin in 2007 versus 2006 in the refining division.

Financial Statements
--------------------

Vertex Energy, L.P.
-------------------

General
-------

18. We note your response to comment 36 in our letter dated September 25, 2008. Please address the following:

         o As previously requested, please disclose how you determined it was appropriate to provide carve-out financial statements instead of complete financial statements for Vertex Energy L.P;

         o For adjustment (a), please tell us how you determined which cash balance is related to the carved-out operations;

         o For adjustment (d), please tell us how you determined which portion of prepaid expenses is related to the carved-out operations. If amounts were allocated, please tell us the allocation methodology used. Please also help us understand why you are adding $47,775 to the Vertex Energy, L.P. column to arrive at the carve-out financial statement amount;

         o For adjustment (e), please tell us how you determined that the CD's are not related to the carved-out operations;

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Page 9


         o For adjustment (f), please clarify whether this property, plant, and equipment was ever used for the carved-out operations;

         o For adjustment (g), please confirm that none of the assets, liabilities, or operations of the collection company acquired are included in the carve-out financial statements;

         o Please clearly explain the nature of each of the liability adjustment amounts and correspondingly why the liability amounts have been excluded from the carve-out financial statements. Please also explain the nature of any liability amounts being added to arrive at the carve-out financial statement amounts;

         o Please expand your explanations for adjustment (h) and (i) to clearly explain why the liability amounts have been excluded from the carve-out financial statements; and

         o Please provide an explanation for each line item on your statements of operations to clearly explain the amounts that have been excluded from the carve-out financial statements. Please also expand your explanation for adjustment (]) to describe the nature of these revenues and how you determined that they were not related to the carved-out operations.

         COMPANY RESPONSE
         ----------------

         We have added disclosure in the basis of presentation on why it is appropriate to provide carve-out statements instead of the complete financial statements of Vertex Energy, L.P. The Company relied on Staff Accounting Bulletin No. 103, Update of Codification of Staff Accounting Bulletins ("SAB 103"), section 1B, which effectively superseded Staff Accounting Bulletin 55 ("SAB 55"), Allocation of Expenses and Related Disclosures in Financial Statements of Subsidiaries, Divisions, and Lesser Business Components of Another Entity, of the Securities and Exchange Commission (the "SEC").

         The assets and liabilities included in the carved-out operations are pursuant to the terms of the Merger and are the result of the negotiation of the terms of the Merger between Vertex Energy LP and WWT. The Merger Agreement only required the transfer of Vertex Energy LP's Black Oil division and Refining and Marketing division to WWT, leaving the remaining assets owned by Vertex Energy LP subsidiaries which are: Vertex Recovery, VRM, CMT, H&H Oil, and Crossroad Carriers. Each of these companies has its own set of books that are consolidated for financial reporting purposes and were presented as the Consolidated Balance Sheet titled Vertex Energy, L.P. While those remaining assets were not included in the Merger as negotiated by the parties, WWT does retain a Right of First Refusal to purchase such assets as described in greater detail in the proxy.

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Ms. Jennifer Hardy
November 6, 2008
Page 10


         Attached to this letter as Exhibit A are the consolidated financial statements of Vertex Energy, LP and the carved-out financial statements, together with an explanation of how the carve-outs were determined.

Audited Financial Statements
----------------------------

Notes to the Financial Statements
---------------------------------

Note 1.  Basis of Presentation and Nature of Operations, page F-7
-----------------------------------------------------------------

19. We note your response to comment 37 in our letter dated September 25, 2008 and the additional disclosures provided on page 79. Please provide similar disclosures in the notes to the financial statements.

         COMPANY RESPONSE
         ----------------

         Similar disclosures have been added to the notes to the financial statements.

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November 6, 2008
Page 11


Company Operations, page F-7
----------------------------

20. We note your response to comment 39 in our letter dated September 25, 2008. In a similar manner to your response, please disclose why there are no long-term assets allocated to Vertex Energy, L.P., how you are able to operate your business with no long-term assets, and what exactly is being acquired in the merger. It should be clear what the carve-out entity will be able to do on its own and what they will need help with from Vertex Energy, L.P. and others. You should provide these disclosures throughout the filing, including in the notes to the financial statements, the business section, the risk factors section, and MD&A.

         COMPANY RESPONSE
         ----------------

         The requested disclosures have been added to the notes to the financial statements, the business section, risk factors and MD&A.

21. You provide a list of transactions and relationships that you anticipate will continue following the merger. Please confirm that this is a complete list of all of the transactions and agreements that need to be in place in order for you to operate your business. If not, please provide a complete list. Please also disclose your basis for assuming that these transactions and agreements will be in place in order for you to be able to continue to operate your business, including whether you have received any firm commitments in this regard. Please also clarify which agreements were in place in prior periods and which are new agreements that you plan to enter into. You should also disclose the risk associated if each one is not consummated.

         COMPANY RESPONSE
         ----------------

         The requested disclosures have been added throughout the document. Vertex LP has informed us that it believes that the proxy statement now includes a complete list of the transactions and agreements that need to be in place in order for Vertex Nevada to operate its business.

22. We note your response to comment 40 in our letter dated September 25, 2008. Please clearly disclose the risks of not having a non-compete agreement signed by Vertex Energy, L.P. and its affiliates.

         COMPANY RESPONSE
         ----------------

         The risks of not having a non-compete agreement signed by Vertex Energy, L.P. and its affiliates have been disclosed.

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Page 12


Note 2.  Summary of Significant Accounting Policies
---------------------------------------------------

Cash and Cash Equivalents, page F-8
-----------------------------------

23. We note your response to comment 34 in our letter dated September 25, 2008. Please disclose how you determined it was appropriate to treat the commodity contracts as cash equivalents based on the guidance of paragraphs 8 through 10 of SFAS 95.

         COMPANY RESPONSE
         ----------------

         The contracts Vertex Nevada buys are unleaded gas and heating oil contracts that have original maturities of less than three months and are generally three to six week contracts. It is Vertex Nevada's policy to treat short-term investments with original maturities of three months or less as cash equivalents. Accordingly, Vertex Nevada believes it is appropriate to treat these investments as cash equivalents based on the guidance of paragraphs 8 through 10 of SFAS 95.

Income Taxes, page F-9
----------------------

24. We reissue comment 41 in our letter dated September 25, 2008. Please disclose which method was used to arrive at the pro forma income tax amounts. For example, please state if you used the separate return method. Refer to Question 3 of SAB Topic l:B.l.

         COMPANY RESPONSE
         ----------------

         We have revised our income tax policy to disclose that Vertex Nevada used the separate return method.

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Page 13


Commodity Contracts, page F-10
------------------------------

25. We note your response to comment 34 in our letter dated September 25, 2008. You disclose that you used heating oil and unleaded gas options and futures contracts to manage a portion of your exposure to fluctuations in feedstock and processed inventory prices. Please tell us what line item on your statements of operations reflects the costs of using heating oil and unleaded gas in your normal operations. It would appear that these costs would be reflected in your determination of income of operations. Please also further advise how you determined it would not be appropriate to reflect the gains or losses associated with these contracts in the same line item.

         COMPANY RESPONSE
         ----------------

         Vertex Nevada does not have any costs of using oil and unleaded gas in its operations. Consistent with oil and gas presentation, its gains and losses from investments in heating oil and unleaded gas options and futures contracts have been reclassified to selling, general and administrative expense.

Note 8.  Subsequent Events, page F-14
-------------------------------------

26. We note your response to comment 44 in our letter dated September 25, 2008 and the disclosures provided on page 66. Please also provide these disclosures in the notes to the financial statements.

         COMPANY RESPONSE
         ----------------

         These disclosures have been added to the notes to the financial statements.

Unaudited Financial Statements
------------------------------

27. Please address the above comments, as applicable.

         COMPANY RESPONSE
         ----------------

         The above comments have been addressed in the unaudited financial statements, as applicable.

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November 6, 2008
Page 14


Vertex Energy, Inc.
-------------------

Financial Statements
--------------------

Note 5.  Stock Compensation, page F-31
--------------------------------------

28. We note your response to comment 47 in our letter dated September 25, 2008. Please confirm that the only equity transactions which have occurred during periods presented are those included in this note to the financial statements. If not, please tell us where the other equity transactions are disclosed.

         COMPANY RESPONSE
         ----------------

         Vertex Nevada has informed us that the only equity transactions that have occurred during the periods presented are those included in this note to the financial statements.

29. You disclosed that the fair value of the options granted in May 16, 2008 and June 2, 2008 was determined using the Black Scholes valuation model. Please disclose the fair value of your common stock used in arriving at the fair value of the options as well as your basis for this fair value. Please indicate whether the fair value was contemporaneous or retrospective.

         COMPANY RESPONSE
         ----------------

         The fair value of the stock ($0.12 per share) was equal to the exercise price of the options granted. The requested disclosure has been added to Note 3.

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Page 15


Unaudited Pro Forma Combined Financial Information, page F-75
-------------------------------------------------------------

30. We note your response to comment 48 in our letter dated September 25, 2008, Please clearly disclose how you determined that a business is being transferred to Vertex Energy, Inc. as well as how Vertex Energy, Inc. will be able to continue these operations without the assets and liabilities related to these operations. You should provide these disclosures in your pro forma financial information as well as throughout the filing. Your response indicates that you considered the guidance of EITF 98-3 in making the determination that a business is being transferred. Please provide us with a comprehensive explanation as to your consideration of each of the elements listed in paragraph 6 of EITF 98-3 and how your evaluation of each of these elements led you to determine that all of the inputs and processes necessary to continue to conduct normal operations were transferred as well as that the transferred entity has the ability to sustain a revenue stream by providing its outputs to customers.

         COMPANY RESPONSE
         ----------------

         The following disclosure has been added to the pro forma financial information and throughout the filing:

         EITF 98-3 "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business" outlines the criterion necessary to exist in order to determine that a transfer constitutes a business for accounting purposes. Paragraph 6 details the specific determination process and factors, which, as applied to the merger, are summarized below:

         With respect to the inclusion of long-lived assets, including intangible assets, or rights to the use of long-lived assets, under the terms of the merger agreement, there are no assets being transferred to Vertex Nevada because the Vertex Nevada Business currently contracts on a fee-paid basis for the use of all assets it deems to be necessary to conduct its operations, from either independent third-parties or related-parties. These assets are made available to Vertex Energy, LP at market rates, and it is expected that these contracted assets will remain available to Vertex Nevada under the same, or substantially similar, terms going forward. Management of the Vertex Nevada Business has chosen to contract for the use of assets rather than purchase or build and own them in order to provide flexibility in its capital equipment requirements in the event there is a need for more or less capacity due to rapid growth or contraction in the future. Vertex Nevada expects that it will continue to rely on contracts for access to assets going forward, to avoid the initial capital expenditures that would be required to build its own facilities. Management believes that contracting for, instead of buying or building, capital infrastructure is a prudent business decision because in addition to allowing Vertex Nevada to avoid large initial capital outlays and ongoing depreciation charges and maintenance expenditures related to such capital outlays, it also

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Ms. Jennifer Hardy
November 6, 2008
Page 16


enables the combined entity to grow more quickly because it needs only to raise the working capital necessary to accommodate expected future growth rather than having to raise both working capital and investment capital.

         With respect to the transfer of intellectual property, the Vertex Nevada Business does not include any patented products or processes. The Vertex name and its related associations will be licensed to the combined entity, Vertex Energy, Inc.

         With respect to the ability to obtain access to necessary materials or rights, vendor listings and relationships will transfer to the combined entity. All of the business activities relating to the Vertex Nevada business segments will transfer to the combined entity. Similarly, supplies and raw material contracts will transfer to the combined entity.

         With respect to employees, all employees of Vertex LP that were engaged in the Vertex Nevada Business will transfer to the combined entity, including the chief executive officer.

         With respect to the business processes that are necessary for normal, self-sustaining operations, the strategic management processes, operational processes, and resource management processes will all be transferred from Vertex LP and will continue specifically within and for the benefit of the combined company.

         Finally, the customers of the transferred business are expected to remain the same following the merger. Any contracts with customers will be assigned to the combined entity and the petroleum products sold will be the same as those sold by the transferred segments of Vertex LP.

         Because all criterion of EITF 98-3 are met under the terms of the merger, and all of the inputs and processes necessary to continue to conduct normal operations and sustain a revenue stream are being transferred in the merger, the combined company will account for the transfer of the segments to the combined entity as the transfer of a business.

31. We note your response to comment 49 in our letter dated September 25, 2008. Please address the following:

         o Please explain your consideration of each of the factors listed in paragraph 17 of SFAS 141; and

         o Your disclosures indicate that Benjamin P. Cowart will control Vertex Energy, Inc. after the merger. It appears that this is due to his ownership of 100% of the Vertex Energy, Inc. Series B Preferred Stock, which entitles the holder to appoint four of the five directors. Your disclosures also indicate that the

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Page 17


                  Series B Preferred Stock will automatically be redeemed upon the occurrence of certain events including if the shares of Vertex Energy, Inc. have been approved for listing on a national securities exchange. Tell us what consideration you gave to these terms in determining who the accounting acquirer is.

         COMPANY RESPONSE
         ----------------

         Paragraph 17 of SFAS 141 lists several specific criterion that clarify the acquiring entity in a business combination:

         (i) Relative voting rights in the combined entity after the combination:

         Although existing World Waste shareholders will own approximately 56% of Vertex Nevada, Vertex Nevada will be effectively controlled by the existing partners of Vertex LP. As discussed in greater detail below, Benjamin P. Cowart, Vertex Nevada's Chairman and CEO will be, by far, the single largest shareholder of Vertex Nevada following the merger, with an ownership interest of approximately 35.5%. Currently, the common stock of World Waste is widely held, and such stockholders are not expected to vote as a single block following the merger.

         Furthermore, paragraph 17(a) encourages the consideration of any special or unusual voting arrangements. Mr. Cowart's ownership of 100% of the Vertex Nevada Series B preferred stock will give him, at least initially, the right to appoint four of the five members of the board of directors. The Series B preferred has no other economic or control rights and is being issued to Mr. Cowart to ensure that the current stockholders of World Waste would not be able to easily change the strategy, direction, or management team of the combined company by forcing a change in the composition of the board of directors. Given the widely held nature of World Waste's existing shareholder base, the ability of such World Waste shareholders to effectuate such a change in the board of Vertex Nevada following the merger, even without taking into account the Series B preferred, was deemed to be an unlikely scenario. However, Mr. Cowart insisted on this structure to ensure that the combined company would be led by him and his designees and that the existing Vertex Nevada management team and business focus would continue at the combined company.

         (ii) Existence of a large minority voting interest:

         Paragraph 17(b) states that "...all else being equal, the acquiring entity is the combining entity whose single owner or group of owners holds the large minority voting interest in the combined entity." As discussed above, Mr. Cowart will own approximately 35.5% of the combined entity. This is the largest voting block. The second largest block is expected to be Trellus Offshore Fund

[TroyGould Logo]


Ms. Jennifer Hardy
November 6, 2008
Page 18


Limited, a single investment fund that, together with its affiliated funds, will own approximately 13% of the combined entity. Based on existing share ownerships, no other shareholder will control more than 5% of the combined company following the merger and none of the remaining shareholders would constitute a coordinated or cohesive group.

         (iii) Composition of the governing body of the combined entity:

         Mr. Cowart's right to appoint four out of five board members by virtue of his ownership of the Series B preferred stock supports the assertion that Vertex LP is the acquiring entity. Mr. Pimentel, current Chairman and CEO of World Waste, will be one of the five members of the board. The primary focus of business effort will reside in the core business of the carve-out which is the collection, aggregation, and recycling of used and distressed hydrocarbon products in the United States. World Waste's renewable energy project development efforts will be a secondary and limited focus of the combined company.

         (iv) Composition of senior management of the combined entity:

         The CEO and senior management of Vertex LP will be the senior management of the combined entity. The CEO of World Waste will initially serve as a director of the combined entity as the designee of the holders of the Vertex Nevada Series A preferred stock. Although Mr. Cowart has expressed an interest in retaining certain members of World Waste's staff to continue with the combined entity in a consulting or other capacity, the core management, leadership and business focus is expected to be derived from the carve-out business model.

         (v) The terms of the exchange of equity securities:

         This point is not applicable as the carve-out of Vertex LP has not been publicly traded.

         One of the redemption triggers of the Series B preferred stock is the listing of the combined entity's common stock on a national exchange such as the American Stock Exchange, the New York Stock Exchange, or the NASDAQ. The decision to obtain such listing lies with the board of directors, which is controlled by Mr. Cowart. Consequently, a redemption of the Series B Preferred stock under these circumstances is effectively at the discretion of Mr. Cowart, and therefore, the redemption feature does not contradict the assertion that Vertex LP is the acquirer in the transaction.

         In summary, the facts and circumstances relating to all four of the applicable points outlined by paragraph 17 of SFAS 141 support the assertion that the carve-out of Vertex Energy LP is the acquirer in this business combination.

[TroyGould Logo]


Ms. Jennifer Hardy
November 6, 2008
Page 19


32. We note your response to comment 51 in our letter dated September 25, 2008. Please clearly identify each contractual agreement which will be in place subsequent to the merger, including the terms of each of these agreements. Please also show precisely how you arrived at each adjustment amount related to each of these contractual agreements in a note to the pro forma financial information. This note should include a discussion of any significant assumptions and estimates used to arrive at these amounts.

         COMPANY RESPONSE
         ----------------

         We have revised Notes 1 and 5 for the contracts that Vertex Nevada is expected to enter into after the merger. Note 1 reflects the third-party contracts and Note 5 reflects the related-party contracts.

         We have revised the pro forma disclosures to clearly show the adjusting entries and significant assumptions that were made.

33. We note your response to comment 52 in our letter dated September 25, 2008. Please disclose whether the replacement options will be vested or unvested and how many of each type. Please discuss the accounting impact of each type. For example, if vested options were granted, you should address how you determined that the value of these should not be included in your purchase price consideration. You disclose that the exchange options will be valued at the merger date and the related compensation cost will be recognized ratably over the remaining vesting periods. Please disclose how long the vesting periods are. You disclose that the pro forma financial statements do not include the potential impact of this modification due to the uncertainties associated with assessing valuations in advance of the actual measurement date. Please tell us what consideration you gave to showing the pro forma effect of these based on the current estimated fair value.

         COMPANY RESPONSE
         ----------------

         The disclosure has been revised to clarify that all World Waste options will immediately vest upon the closing of the transaction. They will be valued at such time, and the resulting compensation expense will be a component of the reverse merger accounting entries. The option exchange will be accounted for in accordance with paragraph 84 of FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation." As discussed in the Accounting Treatment section of the proxy statement, the merger will be accounted for as a recapitalization of Vertex Nevada, without goodwill or a step-up in basis. As disclosed, the pro forma financial statements do not include the financial impact of the immediate vesting, as the charge for the modification remains uncertain until the actual measurement date and as the estimated charge using current fair values is immaterial (less than 2% of SG&A and less than 1% of net income) to the 2007 pro forma income statement.

[TroyGould Logo]


Ms. Jennifer Hardy
November 6, 2008
Page 20


34. We note your response to comment 53 in our letter dated September 25, 2008. It appears that you are including the warrants to purchase shares with a nominal exercise price in certain disclosures regarding outstanding shares of common stock and excluding these shares in other places. Please clarify why there is not consistent treatment. Please also disclose the number of warrants with nominal exercise prices as well as how you are accounting for these warrants, including how you are reflecting these warrants in your determination of earnings per share amounts.

         COMPANY RESPONSE
         ----------------

         Disclosure has been added to the introductory language to the Summary section of the Proxy Statement to clarify that warrants and options with nominal exercise prices are not treated as outstanding unless the disclosure specifically states otherwise.

         There are approximately 1,138,840 warrants with a nominal exercise price. They were granted as fully vested and were valued at the date of grant. The associated values were amortized over the lives of the debt with which their issuance was related. All debt was converted or redeemed in 2006 upon the issuance of the Company's Series B Preferred Stock at which time the unamortized balance was expensed. For earnings per share purposes, the warrants are excluded from basic and diluted EPS, as their inclusion (due to World Waste's loss position) would be anti-dilutive, and the total warrants and options excluded from the EPS calculation are disclosed.

35. We note your response to comment 54 in our letter dated September 25, 2008. It is not clear how you arrived at each adjustment amount related to proceeds from a new credit facility, removal of Vertex Energy, LP cash balance, and settlement of outstanding World Waste obligations, including any estimates or assumption used to arrive at these amounts. Please revise your disclosures as necessary. Please also specifically disclose your basis for assuming proceeds from a new credit facility.

         COMPANY RESPONSE
         ----------------

         The requested disclosures have been added to the related footnotes.

[TroyGould Logo]


Ms. Jennifer Hardy
November 6, 2008
Page 21


36. We note your response to comment 56 in our letter dated September 25, 2008. Please disclose how you arrived at the initial carrying value of the Series B Preferred Stock in accordance with paragraph 15 of EITF Topic D-98.

         COMPANY RESPONSE
         ----------------

         The requested disclosure has been added to note (i) to the unaudited pro forma combined financial statements.

Note 1.  Pro Forma Assumptions and Adjustments, page F-80
---------------------------------------------------------

37. We note your response to comment 62 in our letter dated September 25, 2008 and the disclosures provided in note (f). Please clearly show how you are arriving at the amount of the adjustment for additional paid-in capital of World Waste Technologies, Inc.

         COMPANY RESPONSE
         ----------------

         The requested disclosures have been added in the form of a reconciliation included in note (j).

38. Please expand your disclosures in note (h) to address the nature of the prepaid expenses which are reflected in the pro forma adjusted column and how you determined that they would provide value to you after the closing of the merger.

         COMPANY RESPONSE
         ----------------

         The requested disclosures have been added.

[TroyGould Logo]


Ms. Jennifer Hardy
November 6, 2008
Page 22


Note 4.  Earnings (Loss) Per Share, page F-82
---------------------------------------------

39. We note your response to comment 60 in our letter dated September 25, 2008. The first three columns of the pro forma statement of operations should reflect historical results. In this regard, it is not clear how you arrived at a basic and diluted EPS and weighted average number of shares outstanding for the carve-out entity of Vertex Energy, LP. Please provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS in a note to the pro forma financial statements. Please clearly disclose how you arrived at the pro forma weighted average shares and corresponding EPS amounts.

         COMPANY RESPONSE
         ----------------

         The requested disclosures have been added.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
----------------------------------------------

General
-------

40. Please address the above comments in your future filings as applicable.

         COMPANY RESPONSE
         ----------------

         Noted.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008
--------------------------------------------

General

41. Please address the above comments in your interim filings as well.

         COMPANY RESPONSE

         Noted.


                                      * * *

         In addition to effecting the changes discussed above, World Waste has made various other changes and has endeavored to update the information in the Proxy Statement.

[TroyGould Logo]


Ms. Jennifer Hardy
November 6, 2008
Page 23


         Please direct questions regarding this response letter to the undersigned at 310-789-1255.

                                                      Very truly yours,



                                                      /s/ Lawrence P. Schnapp
                                                      --------------------------
                                                      Lawrence P. Schnapp

LPS/wp


                                                              EXHIBIT A

BALANCE SHEETS
                                                          VERTEX
                                                         ENERGY,                                        CARVED
                                                            LP                                            OUT
                                                       DECEMBER 31,                                  DECEMBER 31,
                                                           2007               DIFFERENCE                 2007
                                                   -------------------    --------------------     ------------------
ASSETS
Current assets
  Cash and cash equivalents                        $         346,000               (293,350)   a   $          52,650
  Accounts receivable, net                                 5,538,000             (3,896,733)   b           1,641,267
  Accounts receivable - related parties                            -                768,993                  768,993
  Inventory                                                2,331,000               (149,624)   c           2,181,376
  Prepaid expenses                                           598,000                 47,775    d             645,775
  Other current assets                                       692,000               (692,000)   e                   -
                                                   -----------------                               -----------------
      Total current assets                                 9,505,000                                       5,290,061
                                                   -----------------                               -----------------

Property, plant and equipment                              5,391,000             (5,391,000)   f                   -
  Less: accumulated depreciation                          (2,041,000)             2,041,000                        -
                                                   -----------------                               -----------------
    Net property, plant and equipment                      3,350,000                                               -
                                                   -----------------                               -----------------

Intangible and other assets
  Goodwill                                                 1,800,000             (1,800,000)   g                   -
  Other assets                                                14,000                (14,000)                       -
                                                   -----------------                               -----------------
                                                           1,814,000                                               -
                                                   -----------------                               -----------------

Total assets                                       $      14,669,000                               $       5,290,061
                                                   =================                               =================


LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities
  Accounts payable                                 $       7,715,000             (4,794,955)   h   $       2,920,045
  Accounts payable - related parties                               -              1,089,902                1,089,902
  Other current liabilities                                  451,000               (451,000)                       -
  Line of credit                                           2,150,000             (2,150,000)                       -
  Notes payable to related parties                            34,000                (34,000)                       -
  Current maturities of long-term debt                       975,000               (975,000)                       -
  Due to partnership                                               -                      -                        -
                                                   -----------------                               -----------------
      Total current liabilities                           11,325,000                                       4,009,947

Long-term debt, less current maturities                    3,042,000             (3,042,000)                       -
Other contingent liabilities                                 500,000               (500,000)   i                   -
Minority interests                                          (422,000)               422,000                        -

PARTNERS' CAPITAL
  Partners' Capital                                          224,000              1,056,114                1,280,114
                                                   -----------------                               -----------------

TOTAL LIABILITIES AND PARTNERS' CAPITAL            $      14,669,000                               $       5,290,061
                                                   =================                               =================




STATEMENTS OF OPERATIONS

Revenues                                           $      57,019,000            (17,176,060)   j   $      39,842,940
Revenues - related parties                                         -              2,181,559                2,181,559
                                                   -----------------                               -----------------
  Total revenues                                          57,019,000                                      42,024,499

Cost of revenues                                          46,728,000             (7,903,409)   k          38,824,591
                                                   -----------------                               -----------------

Gross profit                                              10,291,000                                       3,199,908

Selling, general and administrative expenses               7,037,000             (6,068,437)   l             968,563
                                                   -----------------

Income from operations before discontinued
operations                                                 3,254,000                                       2,231,345

Other income (expense)
  Investment income                                           11,000                (11,000)                       -
  Interest expense                                          (303,000)               303,000    m                   -
  Other expense                                             (261,000)               261,000    m                   -
                                                   -----------------                               -----------------
                                                            (553,000)                                              -

Income from continuing operations                          2,701,000                                       2,231,345

Loss from discontinued operations                           (195,000)               195,000                        -
                                                   -----------------                               -----------------

Net income                                         $       2,506,000                               $       2,231,345
                                                   =================                               =================


         (a) The cash that has been excluded from the carved-out financials represents the cash balances of the subsidiaries of Vertex LP that are not part of the businesses being transferred to Vertex Nevada. The cash balance of the carved-out operations of $52,650 is comprised of a balance of $44,568 in two Refining and Marketing division operating accounts and cash on hand of $8,083 relating to the Black Oil division. (Although a portion of this $8,083 relates to businesses that are not being transferred to Vertex Nevada, it was determined that due to the overall immateriality of the amount, the entire amount could be allocated to the carve out.)

         (b) The accounts receivable that have been excluded from the carved-out financials represent the accounts receivable generated by the subsidiaries of Vertex LP that are not part of the businesses being transferred to Vertex Nevada.

         (c) Represents the portion of the inventory that is not part of any of the businesses being transferred (most of the inventory is part of the Refining and Marketing division).

         (d) Pre-paid expenses include direct expenses related to the suppliers of the black oil directly attributable to the Chevron-Texaco (now Omega) relationship. Insurance and Marketing expenses for Vertex LP and its subsidiaries are included in this amount as well. The difference represents a credit of $47,775 on the books of one of Vertex LP's subsidiaries that is not part of the businesses being transferred.

         (e) Other current assets are comprised of certificates of deposit posted for letters of credit for the businesses conducted by Vertex Recovery and Cedar Marine Terminals (none of which are being transferred to Vertex Nevada), as statutorily required for financial assurance purposes.

         (f) Property, Plant and Equipment consists primarily of operational rolling stock such as tanks at a terminal facility, barge dock, route trucks, and long-haul transport trucks, all of which is utilized by the business units that are not being transferred to Vertex Nevada. Please refer to the section in the Proxy Statement entitled "Certain Relationships and Related Party Transactions-Vertex Nevada" for a description of how Vertex Nevada expects that it will utilize these services.

         (g) Goodwill is related to the acquisition of a collection company through one of Vertex LP's subsidiaries. None of the assets, liabilities, or operations of such collection company are part of the businesses being transferred to Vertex Nevada.

         (h) The current liabilities excluded from the carved-out financials were incurred by Vertex Recovery, VRM, CMT, H&H Oil, and Crossroad Carriers, all subsidiaries of Vertex LP that are not included in the businesses being transferred to Vertex Nevada. Current liabilities included in the carve out are vendor and creditor obligations incurred on behalf of the Black Oil and Refining and Marketing divisions.

         (i) Long-term debt represents bank financing for acquisitions related to Vertex Recovery and H&H Oil, as well as facility improvements at CMT, none of which relate to the businesses being transferred to Vertex Nevada.

         (j) In arriving at the total revenues for the carved-out business, revenue generated by Vertex Recovery, VRM, CMT, H&H Oil, and Crossroad Carriers, all subsidiaries of Vertex LP that are not included in the businesses being transferred to Vertex Nevada, have been deducted. These excluded revenues include (but are not limited to), revenue generated by the trading operations of Vertex Recovery, consulting services of VRM, terminaling and tank storage services of CMT, collection and delivery services related to used oil and yellow grease of H&H Oil, and transportation and hauling services of Crossroad Carriers. Revenue included in the carve-out financials were generated by the Refining and Marketing and Black Oil divisions of Vertex LP.

         (k) In arriving at the cost of revenues for the carved-out business, costs incurred by Vertex Recovery, VRM, CMT, H&H Oil, and Crossroad Carriers, all subsidiaries of Vertex LP that are not included in the businesses being transferred to Vertex Nevada, have been deducted. These excluded costs include (but are not limited to), costs incurred by the trading operations of Vertex Recovery, consulting services of VRM, terminaling and tank storage services of CMT, collection and delivery services related to used oil and yellow grease of H&H Oil, and transportation and hauling services of Crossroad Carriers. Costs of revenue included in the carve-out financials were incurred by the Refining and Marketing and Black Oil divisions of Vertex LP.

         (l) Selling, general and administrative costs have been excluded from the results of the carved-out operations for the same reasons that the cost of revenues are excluded, as detailed above.

          (m) Interest and other expense are related to the assets which are not included in the businesses being transferred to Vertex Nevada.